AMENDMENT TO PROMISSORY NOTE

              THIS AMENDMENT (the “Amendment”) is made as of January 20, 2008 (“Effective Date”) by and  between Dais Analytic Corporation, having place of business at 11551 Prosperous Drive, Odessa, Florida 33556 (“Dais”) and Robb Charitable Trust, having a place of business at  3000 Troy-Schenectady Road, Schenectady, New York 12309 (“Robb Charitable Trust”) collectively, the “Parties” and singularly, a “Party”)

WITNESSETH
              WHEREAS, on May 22, 2007 Dais issued an unsecured promissory note in the original principal amount of Two Hundred Thousand Dollars ($200,000) to Robb Charitable Trust (“ Promissory Note”), and

              WHEREAS, the Parties wish to amend the terms and conditions of the Promissory Note allow Dais to pay one half of the total principal and interest payable thereunder in cash with the remaining balance to be paid by Dais issuing to Robb Charitable Trust shares of Dais $.01 par value Common Stock at a rate of one share of stock for each twenty-five cents ($.25) of principal and interest owed.

               NOW, THEREFORE, in consideration of the mutual premises, representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. The parties agree that Section 1(b) of the Promissory Note is hereby deleted in its entirety and the following provisions shall be inserted in place thereof:

“(b).  Maturity Date.  On February 10, 2008, Company shall pay, in cash, to the order of Payee at the address indicated above, one half of the total outstanding Principal and accrued but unpaid interest due under the Promissory Note as of January 24, 2008 (“Maturity Date”). The remaining one half of the total outstanding Principal and accrued but unpaid interest due under the Promissory Note shall be payable by Dais issuing to the Robb Charitable Trust one share of Dais $.01 par value common stock for every twenty-five cents ($.25) of said remaining outstanding Principal and interest. As a condition of said issuance Robb Charitable Trust shall execute a subscription agreement containing reasonable terms and conditions for issuance of said stock, including but not limited to, a representation by Robb Charitable Trust that it is a ‘Accredited investor” as defined in Regulation D of the Securities Act of 1933. Said subscription agreement is to be provided by Dais.

2. All other terms and conditions of the Promissory Note shall remain unchanged and in full force and effect.

3. This Agreement may be executed in counterparts, each of which will be deemed an original, and all of which together constitute one and the same instrument.

            IN WITNESS WHEREOF, the Company has executed and delivered this Note on the date first written above.

ROBB CHARITABLE TRUST

By: /s/ Lindsey Robb

Print Name: Lindsey Robb

Title: _____________________________________

DAIS ANALYTIC CORPORATION

By: /s/ Timothy N. Tangredi
                                                                                                                      Timothy N. Tangredi - President

Amendment to Promissory Note – Page  1                                                                                                                        January 20, 2008